Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	9 Months
	Ended
	Sep. 30	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings, as defined:
Income from Continuing Operations Before
Income Taxes	$1,481	$1,239	$538	$1,273	$1,230	$1,061
Adjustment to reflect earnings from equity method
investments on a cash basis	1	7	1		2	(1)
	1,482	1,246	539	1,273	1,232	1,060

Total fixed charges as below	766	698	513	568	609	559
Less:
Capitalized interest	36	30	43	57	55	23
Preferred security distributions of subsidiaries
on a pre-tax basis	16	21	24	27	23	24
Interest expense and fixed charges related to
discontinued operations	3	12	15	16	39	38
Total fixed charges included in Income from
Continuing Operations Before Income Taxes	711	635	431	468	492	474

Total earnings	$2,193	$1,881	$970	$1,741	$1,724	$1,534

Fixed charges, as defined:
Interest charges (a)	$720	$637	$446	$518	$565	$506
Estimated interest component of operating rentals	30	39	42	22	21	29
Preferred security distributions of subsidiaries
on a pre-tax basis	16	21	24	27	23	24
Fixed charges of majority-owned share of 50% or
less-owned persons		1	1	1

Total fixed charges (b)	$766	$698	$513	$568	$609	$559

Ratio of earnings to fixed charges	2.9	2.7	1.9	3.1	2.8	2.7
Ratio of earnings to combined fixed charges and
preferred stock dividends (c)	2.9	2.7	1.9	3.1	2.8	2.7

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.